UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February, 2022
Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

At the Annual and Special Meeting of Shareholders of Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), held on February 14, 2022, stockholders approved five (5) proposals listed below. The final results for the votes regarding each proposal are set forth in the following tables. Each of these proposals is described in detail in the Company’s Management Information Circular which was previously filed as Exhibit 99.1 to the Form 6-K as filed with the U.S. Securities and Exchange Commission on January 12, 2022.

1. To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor:

Votes For	Votes Withheld
6,206,927	51,723

2. To fix the number of the directors of the Company for the ensuing year at five:

Votes For	Votes Against
3,611,127	307,722

3. To elect five directors to hold office for the ensuing year:

	Votes	Votes
Name	For	Withheld
Marc Seelenfreund	3,021,681	897,167
Michael Kron	3,190,316	728,533
Lourdes Felix	3,183,561	735,288
Stephen Ospalak	3,188,838	730,011
Peter Goldstein	3,185,738	733,111

4. Approval of the amended and restated Equity Incentive Plan:

Votes For	Votes Against	Votes Withheld
2,176,122	1,328,705	414,021

5. Approval of the Lind financing:

Votes For	Votes Against	Votes Withheld
3,183,403	704,161	31,284

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2022	SIYATA MOBILE INC.

	By:	/s/Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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